Exhibit 99.1

A Record Revenue Year for Maris-Tech.
Preliminary 2023 Gross Revenues Expected to Be Approximately $4,000,000

Driven by robust demand for the Company’s defense and AI-powered solutions, gross revenues increased by approximately 60% compared to the previous year

Rehovot, Israel, Jan. 11, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge computing artificial intelligence (AI) accelerated video solutions for edge platforms, today announced preliminary and partial results for 2023.

The Company expects that its gross revenues for the year ended December 31, 2023 will be approximately $4,000,000, which is in the upper range of the previously announced revenue forecast of between $3,700,000 and $4,200,000, and if achieved would reflect an increase of approximately 60% over the Company’s gross revenues for the year ended December 31, 2022.

In addition, as of December 31, 2023, the Company had approximately $5,200,000 in cash and bank deposits (including accrued interest).

This unaudited preliminary and partial financial information regarding revenues for the year ended December 31, 2023, is based upon the Company’s estimates and is subject to completion of our year-end financial results. Moreover, this financial information has been prepared solely on the basis of currently available information and is the responsibility of management. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary information or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary and partial financial information is not a comprehensive statement of our financial results for this period.

The Company expects to publish its full financial statements for the year 2023 during March 2024.

“We are very pleased to conclude a highly successful year in terms of new and repeat business, with 2023 marking the highest year of revenues in the Company’s history. We eagerly anticipate the new challenges that lie ahead in 2024.” said Israel Bar, Chief Executive Officer of Maris-Tech.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as ““believe”,” “expect”,” “may”, “should,” “could,” “seek, ” “intend, ” “plan, ” “goal, ” “estimate, ” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our preliminary financial results for the year ending December 31, 2023, the Company’s cash and bank deposits (including accrued interest) as of December 31, 2023 and the demand for the Company’s defense and AI-powered solutions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com